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                       Securities and Exchange Commission
                            Washington, D.C.  20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 14)

                            NABORS INDUSTRIES, INC.
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                                (Name of issuer)

                     Common Stock, par value $.10 per share
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                         (Title of class of securities)

                                   629568106

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                                 (CUSIP number)

                    Howard Berkower, Esq., Baker & McKenzie
                   805 Third Avenue, New York, New York 10022
                                 (212) 751-5700

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                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                               December 12, 1996
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                         (Date of event which requires
                           filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.





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===============================================================================
   1     NAME OF REPORTING PERSON                            Eugene M. Isenberg
         S.S. OR I.R.S. ID NO. OF ABOVE PERSON                      ###-##-####
===============================================================================
   2     CHECK THE APPROPRIATE BOX IF A MEMBER                          (a) / /
         OF A GROUP                                                     (b) / /

===============================================================================
   3     SEC USE ONLY

===============================================================================
   4     SOURCE OF FUNDS                                                     PF
===============================================================================
   5     CHECK BOX IF DISCLOSURE OF LEGAL                                   / /
         PROCEEDINGS IS REQUIRED  PURSUANT TO
         ITEM 2(d) OR 2(e)
===============================================================================
   6     CITIZENSHIP OR PLACE OF ORGANIZATION                               USA
===============================================================================
       NUMBER OF           7     SOLE VOTING POWER                    7,956,349
         SHARES
                       ========================================================
      BENEFICIALLY         8     SHARED VOTING POWER                          0
         OWNED
===============================================================================
        BY EACH            9     SOLE DISPOSITIVE POWER               7,956,349
       REPORTING
===============================================================================
         PERSON           10     SHARED DISPOSITIVE POWER                     0
          WITH
===============================================================================
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED                          7,956,349
         BY EACH REPORTING PERSON
===============================================================================
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW                                 X
         (11) EXCLUDES CERTAIN SHARES
===============================================================================
   13    PERCENT OF CLASS REPRESENTED BY                                  8.71%
         AMOUNT IN ROW (11)
===============================================================================
   14    TYPE OF REPORTING PERSON                                            IN
===============================================================================



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        The undersigned, EUGENE M. ISENBERG(the "Registrant"), hereby amends his schedule 13D with regard to the common stock, $.10 par value per share ("Shares"), of NABORS INDUSTRIES, INC. (the "Issuer") as follows:

        Item 5: Interest in Securities of the Issuer

                Item 5(a) is hereby amended by the addition of the following:

                As of the close of business on December 12, 1996, Registrant beneficially owns 7,956,349 Shares comprised of (i) 1,593,349 Shares; and (ii) currently exercisable options to purchase an aggregate of 6,475,500 Shares at exercise prices ranging from $0.75 per Share to $21.00 per Share; and (iii) currently nonvested options to purchase an aggregate of 337,500 Shares at an exercise price of $17.50 per Share. These securities are held directly by the Registrant or indirectly through certain trusts, defined benefit plans and Individual Retirement Accounts of which the Registrant is a grantor, trustee, or beneficiary.

                Registrant specifically disclaims beneficial ownership of an aggregate of 372,596 Shares beneficially owned directly or indirectly by his spouse which have been excluded from the Shares listed above.

                Registrant's beneficial ownership, excluding the 372,596 Shares beneficially owned directly or indirectly by his spouse of which Registrant disclaims beneficial ownership, constitutes approximately 8.71% of the outstanding Shares of the company.




                               Page 3 of 7 pages


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        Item 5(c) is hereby amended by the addition of the following:

                The following represents all of the transactions in the Shares by the Registrant in the past 60 days:

        On November 11, 1996, options to purchase 124,560 Shares at a price per Share of $5.00 were exercised. On November 11, 1996, 120,000 Shares were sold on the open market for a price per Share of $17.00 and 4,560 Shares were sold on the open market for a price per Share of $17.125. On November 11, 1996, options to purchase 124,560 Shares at a price per Share of $17.00 were granted pursuant to an employee benefit plan in a transaction exempt from Section 16 of the Securities Exchange Act of 1934, as amended, pursuant to Rule 16(b)3.

        On November 12, 1996, options to purchase 175,440 Shares at a price per Share of $5.00 were exercised. On November 12, 1996, 175,440 Shares were sold on the open market for a price per Share of $16.875. On November 12, 1996, options to purchase 175,440 Shares at a price per Share of $17.00 were granted pursuant to an employee benefit plan in a transaction exempt from Section 16 of the Securities Exchange Act of 1934, as amended, pursuant to Rule 16(b)3.

        On November 13, 1996, options to purchase 270,835 Shares at a price per Share of $5.00 were exercised and options to purchase 29,165 Shares at a price per Share of $6.25 were exercised. On November 13, 1996, 300,000 Shares were sold on the open market for a price per Share of $16.875. On November 13, 1996, options to purchase 108,000 Shares at a price per Share of $17.00 were granted pursuant to an employee benefit plan in a transaction exempt from Section 16 of the Securities Exchange Act of 1934, as amended, pursuant to Rule 16(b)3.





                               Page 4 of 7 pages



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        On November 14, 1996, options to purchase 150,000 Shares at a price per
Share of $6.25 were exercised. On November 14, 1996, 150,000 Shares were sold on the open market for a price per Share of $17.625. On November 14, 1996, options to purchase 150,000 Shares at a price per Share of $18.125 were granted pursuant to an employee benefit plan in a transaction exempt from Section 16 of the Securities Exchange Act of 1934, as amended, pursuant to Rule 16(b)3.

        On November 20, 1996, options to purchase 150,000 Shares at a price per Share of $6.25 were exercised. On November 20, 1996, 150,000 Shares were sold on the open market for a price per Share of $20.25. On November 20, 1996, options to purchase 150,000 Shares at a price per Share of $20.00 were granted pursuant to an employee benefit plan in a transaction exempt from Section 16 of the Securities Exchange Act of 1934, as amended, pursuant to Rule 16(b)3.

        On November 22, 1996, options to purchase 95,835 Shares at a price per Share of $6.25 were exercised and options to purchase 234,165 Shares at a price per Share of $6.375 were exercised. On November 22, 1996, 330,000 Shares were sold on the open market for a price per Share of $21.00. On November 13, 1996, options to purchase 330,000 Shares at a price per Share of $21.00 were granted pursuant to an employee benefit plan in a transaction exempt from Section 16 of the Securities Exchange Act of 1934, as amended, pursuant to Rule 16(b)3.

        Options to purchase an aggregate amount of 600,000 Shares were granted on December 12, 1996 pursuant to an employee benefit plan in a transaction exempt from Section 16 of the Securities Exchange Act of 1934, as amended, pursuant to Rule 16(b)3. These options are exercisable at $17.50 per Share and were fully vested on December 12, 1996.





                               Page 5 of 7 pages

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         Options to purchase an aggregate amount of 850,000 Shares at a price per Share of $17.50 were granted on December 12, 1996 pursuant to an employee benefit plan in a transaction exempt from Section 16 of the Securities Exchange Act of 1934, as amended, pursuant to Rule 16(b)3. 400,000 of these options were fully vested on December 12, 1996 and the remaining 450,000 options will vest in four equal annual installments beginning December 12, 1997, except in the event that the Shares trade for twenty (20) consecutive days at an average price that is 15 percent per annum or greater than the price on the date of grant, the first installment will vest early; if it trades at more than 32.3 percent, the second installment will vest; and if it trades at 52.1 percent the third installment will vest; and if it trades at 74.9 percent the fourth installment will vest. Due to accelerated vesting the first installment vested on January 16, 1997.

    On December 20, 1996, 300,000 Shares were gifted to a charitable trust.





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                                   SIGNATURES

        After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this Amendment to Schedule 13D concerning the Common Stock of Nabors Industries, Inc. is true, complete and correct.

Date:  February 11, 1997


                                      /s/Eugene M. Isenberg
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